SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ARAMARK CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A Common Stock: None
Class B Common Stock: 038521100

 (CUSIP Number)

Gregory Gilbert, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, NY 10036
(212) 326-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 8, 2006

(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box     ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D	Page 2 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners (BHCA), L.P. 13-3371826
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 3 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors, L.P. 13-4197054
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 4 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors A, L.P. 26-0032493
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 5 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 6 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 7 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 8 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown) II, L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 9 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Master Fund Manager, L.P. 13-3371829
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 10 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Global Investors, L.P. 13-4197062
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 11 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPMP Capital Corp. 13-3349327
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON CO

SCHEDULE 13D	Page 12 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed by the JPMP Reporting Persons (as defined in Item 2 below) with the Securities and Exchange Commission on May 11, 2006 and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Issuer Common Stock”), of ARAMARK Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. Therefore, the JPMP Reporting Persons may be deemed to beneficially own the shares of Class B Common Stock into which any shares of Class A Common Stock are convertible. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent that any shares of Class A Common Stock in which the JPMP Reporting Persons may be deemed to have beneficial ownership are converted into Class B Common Stock, the JPMP Reporting Persons’ deemed beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2.	Identity and Background.

This Amendment is being filed by: (i) J.P. Morgan Partners (BHCA), L.P., a limited partnership organized under the laws of Delaware (“JPMP (BHCA)”), (ii) J.P. Morgan Partners Global Investors, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global”), (iii) J.P. Morgan Partners Global Investors A, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global A”), (iv) J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), (v) J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), (vi) J.P. Morgan Partners Global Investors (Selldown), L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown”), (vii) J.P. Morgan Partners Global Investors (Selldown) II, L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown II”), (viii) JPMP Master Fund Manager, L.P., a limited partnership organized under the laws of Delaware (“JPMP Master Fund”), (ix) JPMP Global Investors, L.P., a limited partnership organized under the laws of Delaware (“JPMP Investors”) and (x) JPMP Capital Corp., a corporation organized under the laws of New York (“JPMP Capital Corp.” and collectively with JPMP (BHCA), JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Selldown, JPMP Selldown II, JPMP Master Fund and JPMP Investors, the “JPMP Reporting Persons”).

SCHEDULE 13D	Page 13 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

The principal business and principal office of each of the JPMP Reporting Persons is located at 270 Park Avenue, New York, NY 10017.

JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund, who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.

JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Selldown and JPMP Selldown II (collectively, the “Global Fund Entities”) are engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Investors, who is also engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a corporation organized under the laws of Delaware (“JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the investment and commercial banking business with its principal business and principal office located at 270 Park Avenue, New York, NY 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

During the last five years, none of the JPMP Reporting Persons and, to the knowledge of the JPMP Reporting Persons, none of the partners, members or directors named on Schedule A or Schedule B hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The senior buyout/growth equity professionals of J.P. Morgan Partners, LLC ("JPMP") recently separated from JPMorgan Chase and established CCMP Capital, LLC ("CCMP Capital"), a separate private equity platform. In connection with the separation, the officers and directors of JPMP Capital Corp. changed as set forth on Schedule A hereto. CCMP Capital Advisors, LLC, a wholly owned subsidiary of CCMP Capital, is a registered investment adviser and is the investment adviser to CCMP Capital Investors II, L.P. ("CCMP Fund II") and a sub-adviser to the Global Fund Entities.

SCHEDULE 13D	Page 14 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 8, 2006, among RMK Acquisition Corporation, a Delaware corporation (“MergerCo”), RMK Finance LLC, a Delaware limited liability company (“SibCo”), and the Issuer (the “Merger Agreement”), which are described in Item 4 below, is approximately $8.3 billion.

In separate Sponsor Equity Commitment Letters, dated August 8, 2006 (the “Sponsor Equity Commitment Letters”), each of GS Capital Partners V Fund, L.P., CCMP Fund II, JPMP (BHCA), Thomas H. Lee Partners, L.P., Warburg Pincus Private Equity IX, L.P. or any of their affiliates (collectively, the “Sponsors”) agreed, subject to certain conditions, to contribute an aggregate of $1.6 billion in cash to MergerCo in exchange for shares of common stock, par value $.10 per share, of MergerCo (the “MergerCo Common Stock”), solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay related expenses. This summary of the Sponsor Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the Sponsor Equity Commitment Letters, which are attached hereto as Exhibits 7.01 through 7.05 and incorporated by reference in their entirety into this Item 3.

In addition, Joseph Neubauer, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, entered into a Rollover Equity Commitment Letter, dated as of August 8, 2006 (the “Rollover Equity Commitment Letter”), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to contribute approximately 8.5 million shares of Class A Common Stock (the “Rollover Shares”) to MergerCo in exchange for shares of MergerCo Common Stock. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.06 and incorporated by reference in its entirety into this Item 3.

In addition, SibCo entered into a Debt Commitment Letter with JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., and Goldman Sachs Credit Partners L.P. (collectively, the “Lenders”), dated as of August 8, 2006 (the “Debt Commitment Letter”), pursuant to which the Lenders committed to provide, subject to certain conditions, up to $7.075 billion in debt financing, through a combination of senior secured facilities, a senior increasing rate bridge facility, and a senior subordinated increasing rate bridge facility, to SibCo, which financing will be used to fund the merger consideration under the Merger Agreement, repay certain existing debt and pay certain expenses, and for general corporate purposes for the operation of the Issuer following the closing of the Transactions. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 7.07 and incorporated by reference in its entirety into this Item 3.

SCHEDULE 13D	Page 15 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

Finally, in separate Letter Agreements, each dated as of August 8, 2006 (the “Letter Agreements”), each of the Sponsors (except JPMP (BHCA)), and JPMP unconditionally and irrevocably guaranteed to the Issuer, subject to certain conditions, a portion of MergerCo’s payment obligations under the Merger Agreement, in each case subject to a cap of $30 million (except in the case of CCMP Fund II and JPMP, for which the aggregate cap is $30 million). This summary of the Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Letter Agreements, which are attached hereto as Exhibits 7.08 through 7.12 and incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.

On August 8, 2006, the Issuer announced in a Press Release (the “Press Release”) that it had entered into the Merger Agreement, pursuant to which all of the outstanding shares of Issuer Common Stock (other than any Rollover Shares owned by MergerCo, Parent, SibCo, ARAMARK Intermediate HoldCo Corporation, a Delaware corporation (“HoldCo”) or the Issuer) would be converted into the right to receive $33.80 per share in cash. The Press Release is attached hereto as Exhibit 7.13 and is incorporated by reference in its entirety into this Item 4. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 7.14 and incorporated by reference in its entirety into this Item 4.

In connection with the Transactions, Mr. Neubauer entered into a Voting Agreement with SibCo, dated as of August 8, 2006 (the “Voting Agreement”), pursuant to which Mr. Neubauer agreed, subject to certain conditions, to vote his Issuer Common Stock in favor of the adoption of the Merger Agreement and against any competing takeover proposal that may be submitted by the Issuer for a vote of its stockholders. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 7.15 and incorporated by reference in its entirety into this Item 4.

In addition, MergerCo, SibCo, Mr. Neubauer and the Sponsors, entered into an Interim Investors Agreement, dated as of August 8, 2006 (the “Interim Investors Agreement”), which will govern their conduct in respect of the Transactions between the time of the signing of the Merger Agreement and the effective time of the merger contemplated thereby or the termination of the Merger Agreement, whichever is earlier, including matters such as determining whether any closing condition contained in the Merger Agreement has been satisfied or shall be waived by MergerCo. This summary of the Interim Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, which is attached hereto as Exhibit 7.16 and incorporated by reference in its entirety into this Item 4.

SCHEDULE 13D	Page 16 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

The purpose of the Transactions is to acquire all of the outstanding Issuer Common Stock (other than shares being rolled over in the Transactions). If the Transactions are consummated, the Class B Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by the Sponsors, Mr. Neubaurer, and certain members of the Issuer’s management who elect to participate in the Transactions.

The Merger Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer and a change to the present capitalization or dividend policy of the Issuer. One or more of the JPMP Reporting Persons are expected to take actions in furtherance of the Merger Agreement (including any amendment thereof) and the transactions contemplated thereby.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, none of the JPMP Reporting Persons, nor to the knowledge of the JPMP Reporting Persons, any of the persons named on Schedule A or Schedule B hereto, as of the date hereof, beneficially own any shares of Class A Common Stock or Class B Common Stock. As a result of the matters described in Item 4 above, the JPMP Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, GS Capital Partners, CCMP Capital, Thomas H. Lee Partners, Warburg Pincus LLC and certain of their affiliates. As a result, the JPMP Reporting Persons may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the JPMP Reporting Persons might be deemed to beneficially own, in the aggregate, (A)(i) the 23,945,409 shares of Class A Common Stock reported as beneficially owned by Mr. Neubauer on that certain Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006 (the “Neubauer 13D/A”) and (ii) the 23,945,409 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer on the Neubauer 13D/A, which shares constitute the 23,945,409 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by Mr. Neubauer and (B) the 2,002,658 shares of Class B Common Stock that the JPMP Reporting Persons have been advised may be deemed to be beneficially owned by Goldman, Sachs & Co. (“Goldman Sachs”) or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. (“GS Group”). Except as described above with respect to Mr. Neubauer and Goldman Sachs, the JPMP Reporting Persons do not have actual knowledge of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, CCMP Capital, Thomas H. Lee Partners, Warburg Pincus LLC and certain of their affiliates, including, without limitation, Goldman Sachs and GS Group. The foregoing summary of the Neubauer 13D/A is qualified in its entirety by reference to such filing.

The percentage of outstanding Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by the JPMP Reporting Persons is approximately 41.2% and 17.6%, respectively. The foregoing percentages are based on 56,753,754 shares of Class A Common Stock and 123,299,981 shares of Class B Common Stock outstanding at July 28, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006.

SCHEDULE 13D	Page 17 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

Each of the JPMP Reporting Persons hereby disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, CCMP Capital, Thomas H. Lee Partners or Warburg Pincus LLC, and their respective affiliates, including, without limitation, Goldman Sachs and GS Group. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any JPMP Reporting Person or any of its affiliates is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose or that any JPMP Reporting Person has an obligation to file this Amendment.

(b) None of the JPMP Reporting Persons, nor to the knowledge of the JPMP Reporting Persons, any of the persons named on Schedule A or Schedule B hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Common Stock or Class B Common Stock.

(c) Except as disclosed in this Amendment, none of the JPMP Reporting Persons, nor to the knowledge of the JPMP Reporting Persons, any of the persons named on Schedule A or Schedule B hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A Common Stock or Class B Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this Amendment and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the JPMP Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

SCHEDULE 13D	Page 18 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

Item 7.	Material to be Filed as Exhibits.

EXHIBIT 7.01

GS Capital Partners V Fund, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.02

CCMP Capital Investors II, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.03

J.P. Morgan Partners (BHCA), L.P. Equity Commitment Letter, dated August 8, 2006.

EXHIBIT 7.04

Thomas H. Lee Partners, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.05

Warburg Pincus Private Equity IX, L.P. Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.06

Rollover Equity Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.07

Debt Commitment Letter, dated August 8, 2006.*

EXHIBIT 7.08

GS Capital Partners V Fund, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.09

CCMP Capital Investors II, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.10

J.P. Morgan Partners, LLC Letter Agreement, dated August 8, 2006.

SCHEDULE 13D	Page 19 of 28 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

EXHIBIT 7.11

Thomas H. Lee Partners, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.12

Warburg Pincus Private Equity IX, L.P. Letter Agreement, dated August 8, 2006.*

EXHIBIT 7.13

Press Release, dated August 8, 2006.*

EXHIBIT 7.14

Agreement and Plan of Merger, by and among RMK Acquisition Corporation, RMK Finance LLC and ARAMARK Corporation, dated August 8, 2006.*

EXHIBIT 7.15

Voting Agreement, by and between RMK Acquisition Corporation and Joseph Neubauer, dated August 8, 2006.*

EXHIBIT 7.16

Interim Investors Agreement, by and among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P., and Joseph Neubauer, dated as of August 8, 2006.*

* Previously filed with Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 9, 2006

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

JPMP MASTER FUND MANAGER, L.P.

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

JPMP GLOBAL INVESTORS, L.P.

By:	JPMP Capital Corp.,
its general partner

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

JPMP CAPITAL CORP.

By:	/s/ John Wilmot
Name: John Wilmot
Title: Managing Director

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers1

Chief Investment Officer	Ina R. Drew
Managing Director	Joseph S. Bonocore
Managing Director	Ana Capella Gomez-Acebo
Managing Director	John C. Wilmot
Managing Director and Assistant Secretary	Richard Madsen
Vice President	William T. Williams Jr.
Vice President and Assistant General Counsel	Judah A. Shechter
Vice President and Assistant General Counsel	Elizabeth De Guzman

Directors1
Ina R. Drew
John C. Wilmot

[1]	Each of whom is a United States citizen. Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon
Chief Information Officer Chief Administrative Officer Co- Chief Executive Officer, Investment Bank	Austin A. Adams Frank Bisignano Steven D. Black
Chief Financial Officer	Michael J. Cavanagh
Director of Human Resources	John J. Bradley
Chief Investment Officer	Ina R. Drew
Head, Commercial Banking	Samuel Todd Maclin
Head, Strategy and Business Development	Jay Mandelbaum
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Chief Executive Officer, Card Services Global Head, Asset & Wealth Management	Heidi Miller Charles W. Scharf Richard J. Srednicki James E. Staley
Chief Risk Officer Co-Chief Executive Officer, Investment Bank	Don M. Wilson III William T. Winters

[1]	Each of whom is a United States citizen. Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

Directors1

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and Chief Executive Officer TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Chairman Amani Group c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William B. Harrison, Jr.	Chairman of the Board JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

[1]	Each of whom is a United States citizen.

Name	Principal Occupation or Employment; Business or Residence Address
Lee R. Raymond	Retired Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company and Chairman The New Albany Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Senior Adviser c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017